NXT ENERGY SOLUTIONS INC.

Consolidated Financial Statements

For the year ended

December 31, 2016

KPMG LLP
205 5th Avenue SW
Suite 3100
Calgary AB
T2P 4B9
Telephone (403) 691-8000
Fax (403) 691-8008
www.kpmg.ca

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of NXT Energy Solutions Inc.

We have audited the accompanying consolidated balance sheets of NXT Energy Solutions Inc. and subsidiaries as of December 31, 2016 and December 31, 2015 and the related consolidated statements of income (loss) and comprehensive income (loss), shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2016. These consolidated financial statements are the responsibility of NXT Energy Solutions Inc. management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of NXT Energy Solutions Inc. and subsidiaries as of December 31, 2016 and December 31, 2015, and their results of operations and their cash flows for each of the years in the three-year period ended December 31, 2016, in conformity with US generally accepted accounting principles.

KPMG LLP

Chartered Professional Accountants

March 29, 2017
Calgary, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

NXT ENERGY SOLUTIONS INC.

Consolidated Balance Sheets

(Expressed in Canadian dollars)

	December 31,	December 31,
	2016	2015

Assets
Current assets
Cash and cash equivalents	$ 490,496	$ 7,085,803
Short-term investments	1,453,091	2,055,478
Restricted cash (Note 3)	-	75,000
Accounts receivable	205,952	810,400
Work-in-progress	-	404,840
Prepaid expenses and deposits	166,802	260,397
	2,316,341	10,691,918
Long term assets
Property and equipment (Note 4)	3,348,557	3,678,985
Intellectual property (Note 5)	23,024,268	24,709,000
	$ 28,689,166	$ 39,079,903

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities (Note 6)	$ 575,964	$ 1,163,783
Income taxes payable	98	1,253,126
Deferred revenue (Note 16)	-	706,722
Current portion of capital lease obligation (Note 7)	36,769	34,159
	612,831	3,157,790
Long-term liabilities
Capital lease obligation (Note 7)	124,697	161,466
Asset retirement obligation (Note 8)	55,240	51,240
Deferred charges (Note 15)	84,838	87,756
	264,775	300,462
	877,606	3,458,252

Common shares (Note 9): - authorized unlimited
Issued: 53,856,509 (2015 - 53,306,109) common shares	85,966,393	85,051,553
Contributed capital	7,613,719	7,239,089
Deficit	(66,479,488)	(57,379,926)
Accumulated other comprehensive income	710,935	710,935
	27,811,560	35,621,651

Subsequent Event - Note 19	$ 28,689,166	$ 39,079,903

Signed "George Liszicasz"	Signed "Mickey Abougoush"
Director	Director

The accompanying notes are an integral part of these consolidated financial Statements

NXT ENERGY SOLUTIONS INC.

Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

(Expressed in Canadian dollars)

	Year ended December 31
	2016	2015	2014

Revenue

Survey revenue (Note 16)	$ 1,447,269	$ 17,422,151	$ 3,913,367

Expenses

Survey costs, net (Note 17)	1,157,185	5,095,691	431,518
General and administrative	5,645,459	5,049,690	4,132,108
Stock based compensation expense (Note 11)	790,500	1,081,000	658,000
Amortization expense	2,104,864	704,943	67,162

	9,698,008	11,931,324	5,288,788

Other expenses (income)
Interest income, net	(17,254)	(13,910)	(50,824)
Foreign exchange (gain) loss	272,713	(712,480)	(158,817)
Intellectual Property and other expenses	218,853	529,081	354,781
Increase in fair value of US$ Warrants (Note 9)	-	-	42,800
	474,312	(197,309)	187,940

Income (Loss) before income taxes	(8,725,051)	5,688,136	(1,563,361)

Income tax (recovery) expense (Note 13)
Current	374,511	1,970,908	-
Deferred	-	(6,823,000)	-
	374,511	(4,852,092)	-

Net Income (loss) and comprehensive income (loss)	$ (9,099,562)	$ 10,540,228	$ (1,563,361)

Net Income (Loss) per share (Note 10)
Basic	$ (0.17)	$ 0.22	$ (0.04)
Diluted	$ (0.17)	$ 0.21	$ (0.04)

The accompanying notes are an integral part of these consolidated financial Statements

NXT ENERGY SOLUTIONS INC.

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

	Year ended December 31
	2016	2015	2014

Cash provided by (used in):

Operating activities

Comprehensive Income (loss) for the year	$ (9,099,562)	$ 10,540,228	$ (1,563,361)
Items not affecting cash:
Deferred income tax recovery	-	(6,823,000)	-
Stock based compensation expense	790,500	1,081,000	658,000
Amortization expense	2,104,864	704,943	67,162
Increase in fair value of US$ Warrants	-	-	42,800
Non-cash changes to asset retiremet obligation	4,000	1,800	(12,449)
Asset retirement obligations paid	-	(560)	(2,111)
Other	(2,917)	87,756	-

	2,896,447	(4,948,061)	753,402

Change in non-cash working capital balances (Note 14)	(1,384,499)	1,392,755	(2,771,227)

Net cash from (used in) operating activities	(7,587,614)	6,984,922	(3,581,186)

Financing activities

Proceeds from exercise of stock options	498,970	335,946	288,066
Proceeds from exercise of US$ Warrants	-	-	2,735,995
Repayment of capital lease obligation	(34,159)	(8,122)	-

Net cash from financing activities	464,811	327,824	3,024,061

Investing activities

Purchase of property and equipment	(89,702)	(3,380,717)	(41,808)
Decrease (increase) in short-term investments	602,385	3,117,952	(2,723,980)
Decrease (increase) in restricted cash	75,000	(75,000)	53,921
Change in non-cash working capital balances (Note 14)	(60,187)	60,187	-

Net cash from (used in) investing activities	527,496	(277,578)	(2,711,867)

Net increase (decrease) in cash and cash equivalents	(6,595,307)	7,035,168	(3,268,992)
Cash and cash equivalents, beginning of the year	7,085,803	50,635	3,319,627

Cash and cash equivalents, end of the year	$ 490,496	$ 7,085,803	$ 50,635

Supplemental information

Cash interest (received)	16,057	(15,134)	(56,401)
Cash taxes paid	$ 1,634,360	$ 717,782	$ -

The accompanying notes are an integral part of these consolidated financial Statements

NXT ENERGY SOLUTIONS INC.

Consolidated Statements of Shareholders' Equity

(Expressed in Canadian dollars)

	Year ended December 31
	2016	2015	2014

Common Shares

Balance at beginning of the year (Note 9)	$ 85,051,553	$ 65,792,307	$ 61,340,321
Conversion of preferred shares and
acquisition of intellectual property	-	18,680,600	-
Issued upon exercise of stock options (Note 9)	498,970	335,946	288,066
Transfer from contributed capital upon exercise of stock options (Note 9)	415,870	242,700	147,125
Issued upon exercise of common share purchase warrants	-	-	-
Issued upon exercise of US$ Warrants (Note 9)	-	-	2,735,995
Transfer from fair value of US$ Warrants upon exercise of US$ Warrants	-	-	1,280,800

Balance at end of the year (Note 9)	85,966,393	85,051,553	65,792,307

Preferred Shares (note 5)

Balance at beginning and end of the year	-	232,600	232,600
Conversion of preferred shares to common shares	-	(232,600)	-

Balance at the end of the year	-	-	232,600

Contributed Capital

Balance at beginning of the year	7,239,089	6,400,789	5,889,914
Recognition of stock based compensation expense	790,500	1,081,000	658,000
Contributed capital transferred to common shares
upon exercise of stock options	(415,870)	(242,700)	(147,125)

Balance at end of the year	7,613,719	7,239,089	6,400,789

Deficit

Balance at beginning of the year	(57,379,926)	(67,920,154)	(66,356,793)
Net loss and comprehensive loss for the year	(9,099,562)	10,540,228	(1,563,361)

Balance at end of the year	(66,479,488)	(57,379,926)	(67,920,154)

Accumulated Other Comprehensive Income

Balance at beginning and end of the year	710,935	710,935	710,935

Total Shareholders' Equity at end of the year	$ 27,811,560	$ 35,621,651	$ 5,216,477

The accompanying notes are an integral part of these consolidated financial Statements

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the year ended December 31, 2016

(Expressed in Canadian dollars unless otherwise stated)

1. The Company and future operations

NXT Energy Solutions Inc. (the "Company" or "NXT") is a publicly traded company based in Calgary, Canada.

NXT's proprietary Stress Field Detection ("SFD®") technology is an airborne survey system that is used in the oil and natural gas exploration industry to identify areas with hydrocarbon reservoir potential.

These consolidated financial statements have been prepared on a going concern basis.  The going concern basis of presentation assumes that NXT will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  In preparing these consolidated financial statements, the Company’s initial assessment of its liquidity position raised substantial doubt about its ability to continue as a going concern.  This initial assessment was based on the extended duration between revenue contracts and the significant decline that this had on NXT’s working capital ($7.8 million at December 31, 2015 to $1.7 million at December 31, 2016).  Given the Company’s annual expenses were initially estimated to be significantly in excess of the remaining working capital and there is uncertainty with respect to the timing of future revenue, the Company believed these conditions were significant to the going concern assumption.

However, the Company has taken important steps subsequent to year end to address its ability to meet its obligations such that the concern over substantial doubt has been alleviated in the preparation of these financial statements.   The most significant step taken is the securing of a $2.7 million sale and leaseback arrangement of its airplane (see note 19).   In addition, the Board of Director’s (the “Board”) have approved and communicated to the Company’s employees that a portion of their cash compensation and all of the Board and Advisory Board members cash compensation will be deferred until the Company achieves revenue thresholds that, in the opinion of the Board, allows the Company to commence incurring such costs again.  The Company expects that issuing some form of incremental share based compensation will be a part of the strategy to compensate those individuals who are impacted by these changes.

In reaching the conclusions that it is probable that there will be sufficient resources to meet its obligations over the 12 month period beyond the date that these financial statements have been issued, the Company has assumed a minimum revenue inflow of approximately $600,000.  While the Company continues to work towards the signing of several other contracts, the time to complete this process cannot be predicted with a high degree of certainty and therefore the benefit of any additional contracts has not been included in the projected cash flow analysis.

Should the timing of new contracts continue to extend beyond management’s current expectation, the Company has also received a binding promissory note from it’s Chief Executive Officer that would provide the Company with up to an additional $500,000.  These funds will only be drawn to the extent necessary to help the Company meet its obligations over this period.

NXT continues to develop its pipeline of opportunities to secure new revenue contracts. However, the Company’s longer term success remains dependent upon its ability convert these opportunities into successful contracts and to continue to attract new client projects and expand the revenue base to a level sufficient to exceed fixed operating costs and generate positive cash flow from operations.   The occurrence and timing of these events cannot be predicted with certainty.  The Company will be closely monitoring its going concern assessment in future periods to determine whether its current conclusions remain appropriate.

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the year ended December 31, 2016

(Expressed in Canadian dollars unless otherwise stated)

The consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis was not appropriate.  If the going concern basis was not appropriate for these consolidated financial statements, then significant adjustments would be necessary in the classification and carrying value of assets and liabilities and the reported revenues and expenses.

2. Significant Accounting Policies

Basis of presentation

These consolidated financial statements for the year ended December 31, 2016 have been prepared by management in accordance with generally accepted accounting principles of the United States of America ("US GAAP") and by applying the same accounting policies and methods as used in preparing the consolidated financial statements for the fiscal year ended December 31, 2015.

Consolidation

These consolidated financial statements reflect the accounts of the Company and its wholly owned subsidiaries (all of which are inactive, other than its operation in Bolivia). All significant inter-company balances and transactions among NXT and its subsidiaries have been eliminated and are therefore not reflected in these consolidated financial statements.

Estimates and Assumptions

Estimates made relate primarily to the estimated useful lives of intellectual property and property and equipment, the measurement of stock-based compensation expense, valuation of deferred income tax assets, and estimates for asset retirement obligations. The estimates and assumptions used are based upon management's best estimate. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period when determined. Actual results may differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and short term GICs with an original maturity less than 90 days from the date of acquisition.

Short Term Investments

Short term investments consist of short term GICs, with original maturity dates greater than 90 days but less than one year.

Revenue Recognition

Revenues from SFD® survey contracts performed by NXT (net of any related foreign sales tax) are recognized using the completed contract method of revenue recognition. Substantial completion of the contract culminates with NXT’s delivery to its clients of a final interpretation and recommendations report for the survey project. This method is viewed as appropriate as prior to that point, the raw SFD® survey data obtained by NXT cannot be interpreted or utilized in an independent, meaningful way by the client.

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the year ended December 31, 2016

(Expressed in Canadian dollars unless otherwise stated)

Amounts received or invoiced in advance of completion of the contract are reflected as deferred revenue and classified as a current liability. At the end of each applicable quarterly fiscal period, all related survey expenditures and obligations (including sales commissions incurred) related to uncompleted contracts are reflected as work-in-progress and classified as current assets.

Upon completion of the contract deliverables, unearned revenue and the related work-in-progress are reflected in the statement of income (loss) as either revenue or survey cost. Survey costs do not include staff and related overhead costs (which are included in general and administrative expense) or any amortization of property and equipment.

Fair Value of Derivative Instruments

Derivative Instruments

Derivative instruments are recognized on the balance sheet at fair value with any changes in fair value between periods recognized in the determination of net income (loss) for the period. NXT does not apply hedge accounting to any of its derivatives. As at December 31, 2016 and 2015, NXT had no outstanding derivative instruments.

Fair Value Measures

For any balance sheet items recorded at fair value on a recurring basis or non-recurring basis, the Company is required to classify the fair value measure into one of three categories based on the fair value hierarchy noted below.

In Level I, the fair value of assets and liabilities is determined by reference to quoted prices in active markets for identical assets and liabilities that the Company has the ability to assess at the measurement date.

In Level II, determination of the fair value of assets and liabilities is based on the extrapolation of inputs, other than quoted prices included within Level I, for which all significant inputs are observable directly or indirectly. Such inputs include published exchange rates, interest rates, yield curves, and stock quotes from external data service providers. Transfers between Level I and Level II would occur when there is a change in market circumstances.

In Level III, the fair value of assets and liabilities measured on a recurring basis is determined using a market approach based on inputs that are unobservable and significant to the overall fair value measurement. Assets and liabilities measured at fair value can fluctuate between Level II and Level III depending on the proportion of the value of the contract that extends beyond the time frame for which inputs are considered to be observable. As contracts near maturity and observable market data becomes available, the contracts are transferred out of Level III and into Level II.

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the year ended December 31, 2016

(Expressed in Canadian dollars unless otherwise stated)

Property and Equipment

Property and equipment is recorded at cost, less accumulated amortization, which is recorded over the estimated service lives of the assets using the following annual rates and methods:

Computer hardware (including survey equipment)	30% declining balance
Computer software	100% declining balance
Aircraft	10% declining balance
Furniture and other equipment	20% declining balance
Leasehold improvements	over the remaining term of the lease

Impairment of long-lived assets

The Company reviews long-lived assets, which includes property and equipment and intellectual property for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. When indictors of impairment exist, the Company first compares the total of the estimated undiscounted future cash flows or the estimated sale price to the carrying value of an asset. If the carrying value exceeds these amounts, an impairment loss is recognized for the excess of the carrying value over the estimated fair value of the asset.

Intellectual Property Expenditure

Intellectual property acquired is recorded at cost, less accumulated amortization, which is recorded over the estimated minimum useful life of the assets. Intellectual property is also subject to ongoing tests of potential impairment of the recorded net book value.

Research and Development Expenditure

Research and development ("R&D") expenditures incurred to develop, improve and test the SFD® survey system and related components are expensed as incurred. Any intellectual property that is acquired for the purpose of enhancing research and development projects, if there is no alternative use for the intellectual property, is expensed in the period acquired. No significant external R&D was incurred in the years ended 2014, 2015 and 2016.

Foreign Currency Translation

The Company's functional currency is the Canadian dollar. Revenues and expenses denominated in foreign currencies are translated into Canadian dollars at the average exchange rate for the applicable period. Shareholders' equity accounts are translated into Canadian dollars using the exchange rates in effect at the time of the transaction. Monetary assets and liabilities are translated into Canadian dollars at the exchange rate in effect at the end of the applicable period. Non-monetary assets and liabilities (including work-in-progress and deferred revenue balances) are recorded at the relevant exchange rates for the period in which the balances arose. Any related foreign exchange gains and losses resulting from these translations are included in the determination of net income (loss) for the period.

Prior to 2010, NXT had active US subsidiaries which had the US dollar as their functional currency. Historic foreign currency translation adjustments related to the consolidation of these now inactive

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the year ended December 31, 2016

(Expressed in Canadian dollars unless otherwise stated)

subsidiaries is the only component of accumulated other comprehensive income, which is a component of shareholders' equity.

Income Taxes

NXT follows the asset and liability method of accounting for income taxes. This method recognizes deferred income tax assets and liabilities based on temporary differences in reported amounts for financial statement and income tax purposes, at the income tax rates expected to apply in the future periods when the temporary differences are expected to be reversed or realized. The effect of a change in income tax rates on deferred income tax assets and deferred income tax liabilities is recognized in income in the period when the tax rate change is enacted. Valuation allowances are provided when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized.

Stock based compensation expense

NXT follows the fair value method of accounting for stock options that are granted to acquire common shares under NXT's stock option plan. Under this method, an estimate of the fair value of the cost of stock options that are granted to employees, directors and consultants is calculated using the Black-Scholes option pricing model and charged to income over the future vesting period of the stock options, with a corresponding increase recorded in contributed capital. Upon exercise of the stock options, the consideration received by NXT, and the related amount which was previously recorded in contributed capital, is recognized as an increase in the recorded value of the common shares of the Company.

Stock based compensation expense related to stock options granted to non-employees is periodically re-measured until the earlier of the completion of their service period or when the vesting period is completed. Changes to the re-measured compensation are recognized in the period of change and amortized over the remaining life of the vesting period in the same manner as the original stock option.

Income (loss) per share

Basic income (loss) per share amounts are calculated by dividing net income (loss) by the weighted average number of common shares that are outstanding for the fiscal period. Shares issued during the period are weighted for the portion of the period that the shares were outstanding. Diluted income (loss) per share are computed using the treasury stock method, whereby the weighted average number of shares outstanding is increased to include any additional shares that would be issued from the assumed exercise of stock options and common share purchase warrants. The incremental number of shares added under the treasury stock method assumes that outstanding stock options and warrants that are exercisable at exercise prices below the Company's average market price (i.e. they were “in-the-money”) for the applicable fiscal period are exercised and then that number of incremental shares is reduced by the number of shares that could have been repurchased by the Company from the issuance proceeds, using the average market price of the Company’s shares for the applicable fiscal period.

No addition to the basic number of shares is made when calculating the diluted number of shares if the diluted per share amounts become anti-dilutive (such as occurs in the case where there is a net loss for the period).

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the year ended December 31, 2016

(Expressed in Canadian dollars unless otherwise stated)

Future Accounting Policy Changes

Revenue recognition:

In May 2014, the US Financial Accounting Standards Board (“FASB”) issued new guidance on accounting for “Revenue from Contracts with Customers”, which supersedes the current revenue recognition requirements and most industry-specific guidance. This new guidance will require that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

This new guidance will be effective from January 1, 2018, and early application is not permitted. There will be two methods in which the amendment can be applied: (1) retrospectively to each prior reporting period (which will include NXT’s fiscal years 2015 and 2016) presented, or (2) retrospectively with the cumulative effect recognized at the date of initial application. NXT is evaluating the impact of the adoption of this new guidance and although the review is not yet complete, indications are that there will be no material impact on the financial statements.

Leases:

In February 2016, the FASB issued new guidance on leases. The new guidance requires lessees to recognize most leases, including operating leases, on the balance sheet as lease assets and lease liabilities. In addition, lessees may be required to reassess assumptions associated with existing leases as well as to provide expanded qualitative and quantitative disclosures. The new guidance is effective January 1, 2019. NXT is evaluating the impact of the adoption of this new guidance and has not yet determined the effect on its consolidated financial statements.

3. Restricted cash

Restricted cash consists of funds which are deposited by NXT as security with financial institutions, including for the issuance of credit cards. Also, bank letters of credit are periodically issued for the benefit of NXT’s clients related to contractual performance requirements on certain SFD® survey contracts. There were no restricted cash balances at the end of 2016. The restricted cash balance as at 31 December 2015 of $75,000 related to security on the Corporate Credit Card program and this restriction was removed during Q3-2016 by the financial institution.

4. Property and equipment

	Cost	Accumulated	Net book
Year ended December 31, 2016	Base	amortization	value
Survey equipment	$ 680,518	$593,228	$87,290
Aircraft	2,734,611	287,277	2,447,334
Computers and software	1,241,740	1,140,956	100,784
Furniture and other equipment	528,420	490,775	37,645
Leasehold improvements	1,165,108	489,604	675,504
	6,350,397	3,001,840	3,348,557

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the year ended December 31, 2016

(Expressed in Canadian dollars unless otherwise stated)

	Cost	Accumulated	Net book
Year ended December 31, 2015	Base	amortization	value
Survey equipment	$ 656,237	$ 571,595	$ 84,642
Aircraft	2,734,611	15,351	2,719,260
Computers and software	1,180,873	1,098,876	81,997
Furniture and other equipment	528,420	481,297	47,123
Leasehold improvements	1,160,553	414,590	745,963
	6,260,694	2,581,709	3,678,985

5. Intellectual property

During 2015, NXT acquired the permanent rights to the SFD® technology for use in the exploration of hydrocarbons from its CEO and recorded the acquisition as an intellectual property asset on the balance sheet. Prior to acquiring the SFD® technology, the Company had rights to use the technology under a 10 year technology transfer agreement (“TTA”) with the CEO. As a result of not achieving pre-defined revenue milestones under the TTA, the Company was required to convert on a one-to-one basis the 8,000,000 preferred shares that had been issued to the CEO, at the commencement of the licensing agreement, to common shares. The asset was recorded at the fair value of the consideration transferred, including the related tax affect, of approximately $25.3 million. The historic carrying value of the preferred shares of $0.2 million was transferred to common share capital upon conversion in 2015.

The asset is being amortized on a straight line basis over its estimated useful life of 15 years. The annual amortization expense expected to be recognized in each of the next five years is approximately $1.7 million per year for a 5 year aggregate total of $8.5 million.

	2016	2015
Intellectual property acquired	$ 25,271,000	$ 25,271,000
Accumulated amortization	(2,246,732)	(562,000)
	23,024,268	24,709,000

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the year ended December 31, 2016

(Expressed in Canadian dollars unless otherwise stated)

6. Accounts payable and accrued liabilities

	2016	2015
Accrued liabilities related to:
Consultants and professional fees	$ 107,387	$ 100,000
Board of Directors' fees	-	30,000
Survey and other projects	-	10,394
Payroll (vacation pay and wages payable)	156,498	210,816
	263,885	351,210
Trade payables and other	312,079	812,571
	575,964	1,163,781

7. Capital lease obligation

	2016	2015
Capital lease obligation	$ 161,466	$ 195,625
Less current portion	(36,769)	(34,159)
	124,697	161,466

The capital lease obligation is secured by specific leasehold improvements included in property and equipment, bears interest at a rate of 7.4%, and is repayable as follows:

Year ended December 31:
2017	36,769
2018	39,579
2019	42,603
2020	42,515
161,466

8. Asset retirement obligation

Asset retirement obligations ("ARO") relate to minor interests in oil and natural gas wells in which NXT has outstanding abandonment and reclamation obligations in accordance with government regulations. The Company's obligation relates to its interests in 6 gross (1.2 net) wells. ARO have an estimated future liability of approximately $59,000 which is based on estimates of the future timing and costs to abandon, remediate and reclaim the well sites within the next five years. The net present value of the ARO is as noted below, and has been calculated using an inflation rate of 3.4% and discounted using a credit-adjusted risk-free interest rate of 10%.

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the year ended December 31, 2016

(Expressed in Canadian dollars unless otherwise stated)

	2016	2015	2014
ARO balance, beginning of the year	$ 51,240	$ 50,000	$ 64,560
Accretion expense	4,000	1,800	800
Costs incurred	-	(560)	(2,111)
Change in ARO estimates	-	-	(13,249)
ARO balance, end of the year	55,240	51,240	50,000

9. Common shares

The Company is authorized to issue an unlimited number of common shares, of which the following are issued and outstanding:

	As at the Year Ended
	December 31, 2016		December 31, 2015
	# of shares	$ amount	# of shares	$ amount
As at the beginning of the year	53,306,109	$85,051,553	44,958,843	$ 65,792,307
Shares issued during the year:	-	-	-	-
Exercise of stock options	565,722	498,970	347,266	335,946
Conversion of preferred shares (note 5)	-	-	8,000,000	232,600
Stock options proceeds receivable	-	(30,285)	-	-
Value assigned to acquisition of	-	-	-
Intellectual property	-	-	-	18,448,000
	-	-	-
Transfer from contributed capital on the exercise of stock options (see (i))	-	415,870	-	242,700
Return to Treasury of	-	-	-	-
exercised stock options-	(15,322)	-	-	-
As at the end of the year	53,856,509	85,966,393	53,306,109	85,051,553

	As at the Year Ended
	December 31, 2014
	# of shares	$ amount
As at the beginning of the year	42,418,326	$61,340,321
Shares issued during the year:
Exercise of stock options	482,665	288,066
Issued on exercise of US$ Warrants (note 9)	2,057,852	2,735,995

Transfer from contributed capital on the
exercise of stock options	-	147,125
Transfer from fair value of US$ Warrants
Upon exercise	-	1,280,800
As at the end of the year	44,958,843	65,792,307

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the year ended December 31, 2016

(Expressed in Canadian dollars unless otherwise stated)

At December 31, 2016 a reduction of $16,200 in the common share capital balance was made in respect of shares that had been repurchased by the Company and held in trust pending transfer to a Consultant in lieu of fees that would be incurred in 2017.

(i)	As part of a 2012 financing, the Company issued warrants that expired in 2014. During 2014, the company received proceeds of $2.7 million on the exercise of 2,057,852 warrants. Also during 2014, a remaining 1,598,269 warrants expired unexercised. The warrants were accounted for as derivative instruments with changes in fair value recorded in the Consolidated Statement of income (Loss) and Comprehensive income (Loss). During 2014, the Company recognized a non-cash charge related to the charge in fair value of the warrants of $42,800.

10. Net Income (loss) per share

	2016	2015	2014
Comprehensive Income/(loss) for the year	$(9,099,562)	$10,540,228	$(1,563,361)

Weighted average number of shares
outstanding for the year:
Basic	53,562,155	47,782,647	44,375,540
Additional shares related to assumed
Exercise of Stock options under the
Treasury stock method (see (i))	-	1,258,736	-

Diluted	53,562,155	49,041,383	44,375,540

Net Income (loss) per share – Basic	$ (0.17)	$ 0.22	$ (0.04)
Net Income (loss) per share – Diluted	$ (0.17)	$ 0.21	$ (0.04)

(i)	In periods in which a loss results, all outstanding stock options and the Preferred Shares are excluded from the fully diluted loss per share calculations as their effect is anti-dilutive.

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the year ended December 31, 2016

(Expressed in Canadian dollars unless otherwise stated)

11. Stock options

The following is a summary of stock options which are outstanding as at December 31, 2016:

			Average remaining
Exercise price	# of options	# of options	contractual
per share	outstanding	exercisable	life (in years)
$ 0.75	345,000	345,000	0.5
$ 0.76	104,001	104,001	1.1
$ 0.86	530,000	530,000	0.6
$ 1.20	300,000	300,000	0.6
$ 1.35	554,400	238,132	3.0
$ 1.39	30,000	30,000	2.5
$ 1.45	37,500	37,500	4.9
$ 1.48	37,500	37,500	4.5
$ 1.49	150,000	-	4.4
$ 1.50	100,000	-	4.6
$ 1.51	150,000	-	4.7
$ 1.55	40,000	26,667	2.2
$ 1.57	30,000	10,000	3.1
$ 1.61	25,000	16,667	2.1
$ 1.67	150,000	100,000	2.9
$ 1.73	92,600	59,267	3.9
$ 1.82	215,000	71,667	3.8
$ 1.83	30,000	30,000	2.0
$ 2.10	300,000	100,000	3.7
$ 1.33	3,221,001	2,036,401	2.38

A continuity of the number of stock options which are outstanding at the end of the current period and as at the prior fiscal year ended December 31, 2016 is as follows:

	For the year ended		For the year ended
	December 31, 2016		December 31, 2015
		weighted		weighted
	# of stock	average	# of stock	average
	options	exercise price	options	exercise price
Options outstanding, start of the period	3,462,835	$ 1.26	2,541,435	$ 1.02
Granted	475,000	$ 1.50	1,268,666	$ 1.66
Exercised	(565,722)	-	(347,266)	$ 0.97
Forfeited	(151,112)	$ 1.50	-	-
Options outstanding, end of the period	3,221,001	$ 1.33	3,462,835	$ 1.26
Options exercisable, end of the period	2,036,401	$ 1.17	2,004,268	$ 1.01

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the year ended December 31, 2016

(Expressed in Canadian dollars unless otherwise stated)

Stock options granted generally expire, if unexercised, five years from the date granted and entitlement to exercise them generally vests at a rate of one-third at the end of each of the first three years following the date of grant.

Stock based compensation expense (“SBCE”) is calculated based on the fair value attributed to grants of stock options using the Black-Scholes valuation model and utilizing the following weighted average assumptions:

Year ended December 31	2016	2015	2014
Expected dividends paid per common share	Nil	Nil	Nil
Expected life in years	5.0	4.9	5.0
Expected volatility in the price of common shares	85%	105%	113%
Risk free interest rate	0.75%	1.0%	1.5%
Weighted average fair market value per share at grant date	$ 0.99	$ 1.28	$ 1.24
Intrinsic (or "in-the-money") value per share of options exercised	$ 0.45	$ 1.40	$ 0.85

The unamortized portion of SBCE related to the non-vested portion of stock options, all of which will be recognized in future expense over the related remaining (2017 to 2018) vesting periods, is approximately $884,000.

12. Financial instruments

1) Non-derivative financial instruments:

The Company's non-derivative financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable, and accounts payables and accrued liabilities. The carrying value of these financial instruments approximates their fair values due to their short terms to maturity. NXT is not exposed to significant interest or credit risks arising from these financial instruments. NXT is exposed to foreign exchange risk as a result of periodically holding foreign denominated financial instruments. Any unrealized foreign exchange gains and losses arising on such holdings are reflected in earnings at the end of each period.

2) Derivative financial instruments

As at December 31, 2016, 2015 and 2014 the Company held no derivative financial instruments

13. Income tax expense

NXT periodically earns revenues while operating outside of Canada in foreign jurisdictions. Payments made to NXT for services rendered to clients and branch offices in certain countries may be subject to foreign income and withholding taxes. Such taxes incurred are only recoverable in certain limited circumstances, including potential utilization in Canada as a foreign tax credit, or against future taxable earnings from the foreign jurisdictions.

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the year ended December 31, 2016

(Expressed in Canadian dollars unless otherwise stated)

For the year ended December 31, 2016, NXT recorded foreign income and withholding taxes of $159,990 (2015 - $1,755,678 and 2014 - $nil) on a portion of its revenues generated on the Bolivian project, including withholding taxes incurred on certain charges to the Bolivian branch office.

Income tax expense is different from the expected amount that would be computed by applying the statutory Canadian federal and provincial income tax rates to NXT's income (loss) before income taxes as follows:

	2016	2015	2014
Net income (loss) before income taxes	$(8,725,051)	$5,688,136	$(1,563,361)
Canadian statutory income tax rate	27.0%	26.0%	25.0%
Income tax (recovery) at statutory income tax rate	(2,355,764)	1,478,915	(390,840)
Effect of non- deductible expenses and other items:
Stock-based compensation and other expenses	223,463	407,593	176,719
Change in statutory tax rates	-	(511,508)	-
Foreign exchange adjustments	112,581	(489,665)	(185,093)
Foreign tax credit benefit	(256,500)	(1,755,678)	-
Other	(271,676)	(318,664)	12,474
	(2,547,896)	(1,189,007)	(387,040)
Change in valuation allowance	2,547,896	(5,633,993)	387,040
	-	(6,823,000)	-
Income taxes in foreign jurisdictions	374,511	1,970,908	-
Income tax expense (recovery)	374,511	(4,852,092)	-

As at December 31, 2016 the Company has available for future Canadian income tax deduction purposes the following unrecognized tax pools:

Non-capital / operating loses carried forward
(expiration dates 2030 to 2035)	$ 24,992,119
Canadian resource pool deductions	5,567,443
Capital cost allowance and financing costs deductible	4,246,726
Unclaimed SRED expenditures	509,130
35,315,418

There are also tax credits as follows:

SRED	$ 106,627
Unclaimed Foreign Tax Credit	371,133
477,760

A valuation allowance has been provided for the potential financial statement value of these assets and the Company’s other deferred income tax assets, due to uncertainty regarding the amount and timing of their potential future utilization, as follows:

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the year ended December 31, 2016

(Expressed in Canadian dollars unless otherwise stated)

	2016	2015	2014
Net operating losses carried forward:
Canada (expiration dates 2030 to 2035)	$ 6,747,506	$ 5,100,905	$ 4,236,318
USA (expiration dates 2020 to 2026)	2,575,389	2,654,605	2,225,150
Timing differences on property & equipment
and financing costs	1,789,311	1,850,228	2,106,780
SRED Expenditures	215,303	-	-
Foreign Tax Credit	371,133	-	-
	11,059,946	9,605,738	8,568,248
Intellectual property	(6,216,552)	(6,671,544)	-
	5,482,090	2,934,194	8,568,248
Less valuation allowance	(5,482,090)	(2,934,194)	(8,568,248)
	-	-	-

14. Change in non-cash working capital

The changes in non-cash working capital balances are comprised of:

	For the year ended December 31
	2016	2015	2014
Accounts receivable	$ 604,448	$ (561,470)	$ 46,949
Work-in-progress	404,840	(404,840)	299,842
Prepaid expenses and deposits	93,595	78,247	(180,188)
Accounts payable and accrued liabilities	(587,819)	381,157	(156,729)
Income Taxes Payable	(1,253,028)	1,253,126	-
Deferred revenue	(706,722)	706,722	(2,781,101)
	(1,444,686)	1,452,942	2,771,227

Portion attributable to:
Operating activities	(1,384,499)	1,392,755	2,771,227
Financing activities	-	-	-
Investing activities	(60,187)	60,187	-
	(1,444,686)	1,452,942	2,771,227

15. Commitments and contingencies

Office premises lease

NXT has an operating lease commitment on its Calgary office space for a 10 year term at an initial estimated minimum monthly lease payment of $44,624 (including operating costs). The estimated future minimum annual commitment is as follows as at December 31, 2016:

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the year ended December 31, 2016

(Expressed in Canadian dollars unless otherwise stated)

Fiscal year ending December 31
2017	535,485
2018	535,485
2019	535,485
2020	538,460
2021	547,382
2,692,297
Thereafter, 2021 through 2025	2,052,683
4,744,980

Deferred charges of $84,838 as at December 31, 2016 relates to the valuation of an initial free-rent period received on this lease in 2015. This balance will be amortized as a reduction of general and administrative expense over the 10 year term of the lease commitment.

16. Geographic information

NXT conducts all of its survey operations from its head office in Canada, and occasionally maintains administrative offices in foreign locations such as Bolivia. NXT has no long term assets outside of Canada.

In May 2015, NXT executed a contract to conduct a US $13.4 million (US $12.9 million net of applicable local sales taxes owing) survey project with a new client in Bolivia. This contract was completed and recognized in revenue in NXT’s Q4-2015 period.

A contract amendment for an additional survey project valued at US $1.0 million (net of taxes) was finalized in October, 2015. The results for this project were delivered to the client in January, 2016, and it is recognized as revenue in NXT’s Q1-2016 period. Accordingly, deferred revenue as at December 31, 2015 included US $0.5 million (net of taxes) which had been invoiced as a progress billing for this project.

Revenues by geographic area were generated solely in Bolivia in 2015 and 2016, and were derived almost entirely from a single client in each of the periods. Revenue in 2014 was generated from one customer in the United States

Revenues were derived by geographic area as follows:

	2016	2015	2014
South and Central America (Bolivia, Belize)	$1,447,269	$ 17,422,151	$ -
North America (United States)	-	-	3,913,367
	1,447,269	17,422,151	3,913,367

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the year ended December 31, 2016

(Expressed in Canadian dollars unless otherwise stated)

17. Survey Expenses

	2016	2015	2014
Aircraft Operations
Charter Hire Revenue Earned	(564,505)	-	-
Operating Expenses	1,185,359	-	-
	620,854	-	-
Survey Projects	36,331	5,065,691	431,501
	1,157,185	5,065,691	431,501

18. Other related party transactions

One of the members of NXT’s Board of Directors is a partner in a law firm which provides legal advice to NXT. Legal fees (including costs related to share issuance) incurred with this firm were as follows:

For the three months		For the twelve months
ended December 31		ended December 31
2016	2015	2016	2015
$ 13,890	$ 59,694	$ 62,645	$ 100,598

Accounts payable and accrued liabilities includes a total of $10,443 ($62,048 as at December 31, 2015) payable to this law firm.

In addition, accounts payable and accrued liabilities includes $46 ($34,881 as at December 31, 2015) related to re-imbursement of expenses owing to persons who are Officers of NXT.

19. Subsequent Event – Aircraft Financing

On March 17th, 2017, NXT entered into a binding sale and leaseback agreement with a Calgary based international aircraft services organization (“the lessor”). The terms of the agreement involve NXT selling its’ Cessna Citation aircraft that was purchased in 2015 for US$2,000,000 for the sum of US$2,300,000. NXT will lease the aircraft over an initial term of 60 months and retain all existing operating rights and obligations. Net proceeds to NXT from the sale will be approximately CAD $2,700,000, after payment of all commissions and fees, and are expected to be received in April 2017. The monthly repayment is approximately US $40,000.